UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWAV ENTERPRISES, LTD.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

870141108
(CUSIP Number)

The Sourlis Law Firm The Galleria 2 Bridge Avenue Red Bank, NJ 07701 (732) 530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 870141108

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). SANDY J. MASSELLI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,399,570
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,399,570
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,399,570
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of SWAV Enterprises, Ltd., a Nevada corporation with its principal place of business located at 501 Fifth Avenue, Suite 2001, New York, NY 10017.

Item 2.

Identity and Background.

(a)

Name: This statement is filed by Sandy J. Masselli.

(b)

Business Address: 501 Fifth Avenue, Suite 2001, New York, NY 10017

(c)

Employment Information: President, Chief Executive Officer and Director of Carlyle Gaming Limited. Upon the acquisition of the shares reported in this Schedule 13D, Mr. Masselli was appointed as the Chief Executive Officer and director of the Board of Directors of SWAV Enterprises, Ltd.

(d)

During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Masselli is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Masselli used personal funds to purchase the shares reported in this Schedule 13D.

Item 4.

Purpose of Transaction

The purpose of this transaction was for Mr. Masselli to acquire 85% of the issued and outstanding shares of common stock of SWAV Enterprises, Ltd. and for Mr. Masselli to be appointed as Chief Executive Officer and the sole director of SWAV Enterprises, Ltd.

Item 5.

Interest in Securities of the Issuer

(a)

Aggregate number and percentage of the class of securities beneficially owned:

Mr. Masselli beneficially owns an aggregate of 10,399,570 shares of SWAV Enterprises, Ltd.’s common stock, representing approximately 85% of the issued and outstanding common stock of the company.

(b)

Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

10,399,570

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

10,399,570

Shared Power to Dispose or to Direct the Disposition of:

0

(c)

Transactions in the securities effected during the past sixty days: None

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 21, 2009, SWAV Enterprises, Ltd., a Nevada corporation ("SWAV"), entered into a Share Transaction Purchase Agreement (the "Transaction Agreement") with Carlyle Gaming Limited, a Canadian company ("Carlyle"), pursuant to which SWAV issued 100 shares of SWAV common stock to Carlyle in consideration for 100% of the issued and outstanding shares of common stock of Carlyle. As a result of the transaction (the "Transaction"), Carlyle became a wholly-owned subsidiary of SWAV. Mr. Masselli owns 100% of Carlyle. Carlyle then distributed the 100 shares to Mr. Masselli.

Simultaneously with the execution and delivery of the Transaction Agreement, the Selling Stockholders named in that certain Stock Purchase Agreement dated September 21, 2009 (the "Stock Purchase Agreement"), sold an aggregate of 10,399,470 shares of their common stock of SWAV to Sandy J. Masselli, representing approximately 85% of the issued and outstanding shares of common stock of SWAV for an aggregate purchase price of $300,000. Masselli used his personal funds to buy the stock from the Selling Stockholders.

Item 7.

Material to Be Filed as Exhibits.

Exhibit No.:	Description:

10.1	Stock Purchase Agreement, dated September 21, 2009, between the Selling Stockholders and Sandy J. Masselli

10.2	Share Transaction Purchase Agreement, dated September 21, 2009, between SWAV Enterprises, Ltd. and Carlyle Gaming Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2009

By: /S/ SANDY J. MASSELLI
Sandy J. Masselli